uniQure N.V.

Meibergdreef 61 Amsterdam

1105BA Netherlands

+31.20.240.6000

March 28, 2017

VIA EDGAR

Securities and Exchange Commission

100 F Street, NE

Washington, DC 20549

Re:  uniQure N.V.

Amendment No. 1 to Registration Statement on Form F-3 (File No. 333-202456)

Application for Withdrawal

Ladies and Gentlemen:

Pursuant to Rule 477 of Regulation C promulgated under the Securities Act of 1933, as amended (the “Securities Act”), uniQure N.V. (the “Company”), hereby respectfully requests the withdrawal of Amendment No. 1 to the Registration Statement on Form F-3 (File No. 333-202456) (the “Amendment”) filed on March 15, 2017, and that an order of the Securities and Exchange Commission granting such withdrawal be issued for the Company’s file relating to the Amendment on the date hereof or at the earliest practical date thereafter.

The Company requests this withdrawal because the Amendment was filed via EDGAR as an amendment to the registration statement when it was intended to be filed as a post-effective amendment to the registration statement.  No securities were offered or sold in connection with the Amendment.

Please provide the Company with a copy of the order granting withdrawal of the Registration Statement as soon as it is available to my attention at 113 Hartwell Avenue, Lexington, MA 02421.

If you have any questions regarding this application, please contact me at +1 (339) 970-7000.

Sincerely,

uniQure N.V.

By:	/s/ Maiken Keson-Brookes
Name:	Maiken Keson-Brookes
Title:	General Counsel